

August 3, 2007

Room 7010

Richard V. Spencer
Senior Vice President, Chief Financial Officer
Intercontinentalexchange, Inc.
2100 RiverEdge Parkway, Suite 500
Atlanta, GA 30328

> **Re:** **Intercontinentalexchange, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **File No. 001-32671**

Dear Mr. Spencer:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues – Transaction Fees, page 57

1.   Your discussion on page 54 indicates that you implemented a rebate program in the ICE WTI Crude markets in April 2006 to promote trading which we note from page 84 was $7.4 million during 2006. In future filings, please revise MD&A to quantify the amount of rebates that were granted to discuss the impact this program had on operations, to the extent the impact was material.

Critical Accounting Policies

Goodwill and Other Identifiable Intangible Assets, page 69

2.   We note the disclosure of your critical accounting policies with regards to goodwill. Considering the NYBOT acquisition in January and the resulting increase in your goodwill balance, please revise future filings to provide a more comprehensive description of your accounting policy for goodwill to address the existence and nature of highly material estimates or assumptions and how these matters may affect the financial statements. Refer to the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Item 9A. Controls and Procedures, page 108

3.   You disclose management concluded your disclosure controls and procedures "are adequate and effective in timely alerting them to material information… required to be included in (your) periodic SEC filings." Similarly narrow language is included in the Form 10-Q for March 31, 2007. In future filings, please revise this disclosure to address the entire definition of disclosure controls and procedures, as specified in section 240.13a-15(e) of the Exchange Act, if any definition is presented. Please confirm, if true that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.

Form 10-Q for the Quarter Ended March 31, 2007

Note 3. Acquisitions, page 7

4.   You disclose on page 9 that the entire goodwill amount from your NYBOT acquisition will be included in the global OTC business segment, however have not determined which reporting unit it will be in for impairment testing. Please tell us how this statement is consistent with the reportable segments presented in Note 12. In this regard, we note that as a result of your NYBOT acquisition in January 2007 you now have a fourth reporting segment; US futures business segment. Tell us why the goodwill has not allocated to the US futures business segment.

Note 7. Income Taxes, page 14

5.   We note your disclosure regarding the $13.2 million of unrecognized income tax benefits. Please tell us whether or not you have recorded a reserve for these benefits and if so, where you have classified this on your balance sheet and how your classification complies with paragraph 17 of FIN 48.

Further tell us how you have considered the sufficiency of your contractual obligation table in your Form 10-K in light of these unrecognized tax benefits. Note that a narrative disclosure should be provided for any material effects of FIN 48 liabilities on the prior year end table of contractual obligations based on Instruction 7 to Regulation S-K Item 303(b) in your interim periods. Please revise future filings accordingly.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief